SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO.1
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Columbia Laboratories, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    197779101
                                 (CUSIP Number)


                              James J. Apostolakis
                    c/o Lexington Shipping and Trading Corp.
                          950 Third Avenue, 27th Floor
                            New York, New York 10022
                                 (212) 588-1900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   July 16, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James J. Apostolakis

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  PF,WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      863,800 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         863,800 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  863,800 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.0 %

14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David Ray

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      165,000
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         165,000
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  165,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.6 %

14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Bernard Marden

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      423,700
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         423,700
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  423,700

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5 %

14)      TYPE OF REPORTING PERSON
                  IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Anthony R. Campbell

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

              PF, WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      1,267,000 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         1,267,000 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,267,000  (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4 %

14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Christopher Castroviejo

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [X]

                                                                     (b)    [ ]

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      330,000 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         330,000 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  330,000 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.1 %

14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Statement amends the Schedule 13D dated July 16, 1998 (the "Schedule 13D") filed by James J. Apostolakis and the other Reporting Persons named therein relating to the Common Stock, $.01 par value (the "Common Stock"), of Columbia Laboratories, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of this date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

ITEM 2 OF THE SCHEDULE 13D, "IDENTITY AND BACKGROUND," IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         (a) - (c) This statement is being filed by James J. Apostolakis, David Ray, Bernard Marden, Anthony R. Campbell and Christopher Castroviejo, who are collectively referred to as the "Reporting Persons."

         An aggregate of 4,061,600 Shares of Common Stock, representing approximately 14.2% of the shares of outstanding Common Stock, were beneficially owned by the members of the group described in Item 4, consisting of the Reporting Persons together with Mr. David Knott (who has filed a separate
Schedule 13D), as of July 16, 1998.

         Mr. Apostolakis is the president, sole director and sole shareholder of Lexington Shipping and Trading Corporation, a Delaware corporation ("Lexington Corp."), Bradmar Trading Corporation, a New Jersey corporation ("Bradmar Corp."), and Bradford Shipping, Inc., a Delaware corporation ("Bradford Inc."). Additionally, Mr. Apostolakis is custodian for three pension plans ("Pension Plans"). Lexington Corp., Bradmar Corp., Bradford Inc. and the Pension Plans are collectively referred to as the "Apostolakis Entities."

         Mr. Ray is presently employed as a real estate owner.

         Mr. Marden's present principal occupation is private investor.

         Mr. Campbell is the managing general partner of TC Management ("TC Management"), a general partnership, which is the sole general partner of
Windsor Partners LP ("Windsor LP"), a Delaware limited partnership. TC Management also manages a managed account which holds shares of Common Stock (the "TC Managed Account"). TC Management, Windsor LP and the TC Managed Account are collectively referred to as the "Campbell Entities."

         Mr. Castroviejo is the president of the manager of International Parallax, a British Virgin Islands corporation ("International Parallax"), and Mr. Castroviejo is general partner of Parallax LP, a Delaware limited partnership ("Parallax LP"). International Parallax and Parallax LP are collectively referred to as the "Castroviejo Entities." Mr. Castroviejo is also a general partner, without management responsibility, of TC Management, the sole general partner of Windsor LP.

         The business address and the address of the principal executive office of Mr. Apostolakis is c/o Lexington Shipping and Trading Corp., 950 Third Avenue, 27th Floor, New York, New York 10022.

         The business address and the address of the principal executive office of Mr. Ray is c/o Bannister's Wharf Co., Newport, Rhode Island 02840.

         The business address and the address of the principal executive office of Mr. Marden is 1290 South Ocean Blvd, Palm Beach, Florida 33480.

         The business address and the address of the principal executive office of Mr. Campbell and Mr. Castroviejo is c/o TC Management, 237 Park Avenue, Suite 800, New York, New York 10017.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Apostolakis Entities, Campbell Entities or Castroviejo Entities, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.


ITEM 3 OF THE SCHEDULE 13D, "SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION," IS AMENDED AND RESTATED IN ITS ENTIRETY AS
FOLLOWS:

         As of July 16, 1998 the Reporting Persons beneficially owned an aggregate of 3,054,500 shares of Common Stock, all of which were acquired in the open market over the course of time at then-current market prices for aggregate consideration of approximately $33,500,000.00 The costs of the purchases by Apostolakis Entities, Campbell Entities and Castroviejo Entities were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The costs of the purchases made by the individual Reporting Persons were funded out of personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 5 (A) AND (B) OF THE SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER." ARE AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

         (a) An aggregate of 4,061,600 Shares of Common Stock, representing approximately 14.2% of the shares of outstanding Common Stock, were beneficially owned by the members of the group described in Item 4, consisting of the Reporting Persons together with Mr. David Knott (who has filed a separate
Schedule 13D), as of July 16, 1998.

         The Reporting Persons included in this Schedule 13D beneficially own an aggregate of 3,054,500 shares of Common Stock, representing approximately 10.6% of the shares of the outstanding Common Stock./1/

         The additional 1,007,100 shares of Common Stock beneficially owned by David Knott, representing an additional approximately 3.5% of the shares of the outstanding common Stock, are reported in a Schedule 13D separately filed.

         The following table sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons and percentage of the outstanding Common Stock such ownership represents. Item 2 sets forth the entities which own Common Stock of which Mr. Apostolakis, Mr. Campbell or Mr. Castroviejo may be deemed beneficial owners.

                                                               Percentage of
Reporting                            Shares of                  Outstanding
Person                             Common Stock                Common Stock
------                             ------------                ------------

Mr. Apostolakis                       868,800/2/                    3.0

Mr. Ray                               165,000                       0.6

Mr. Marden                            423,700                       1.5

Mr. Campbell                        1,267,000                       4.4

Mr. Castroviejo/3/                    330,000                       1.1


         The following table sets forth the number of shares of Common Stock owned by the Apostolakis Entities.

                                                               Percentage of
Apostolakis                  Shares of                          Outstanding
Entity                      Common Stock                       Common Stock
------                      ------------                       ------------


Lexington Corp.                48,600                               0.2

Bradmar Corp.                  36,850                               0.1

Bradford Inc.                  36,500                               0.1

Pension Plans                  17,625                               0.06


--------
/1/ Based upon 28,684,687 shares of Common Stock reported by the Company to be outstanding as of April 30, 1998.

/2/ Not including certain non-qualified options, not presently exercisable, to purchase 50,000 shares at a price of $11.625 granted on February 2, 1998.

/3/ Through his position as a general partner, without management reponsibility, of TC Management, the sole general partner of Windsor LP, and manager for the TC Managed Account, Mr. Castroviejo may also be deemed to beneficially own shares of Common Stock owned by Windsor LP and the TC Managed Account, as to which he disclaims beneficial ownership. The above table reflects only Mr. Castroviejo's position as president of the manager of International Parallax and general partner of Parallax LP. (See Item 2.)

Additionally, Mr. Apostolakis individually owns 724,225 shares of Common Stock, representing approximately 2.5% of the outstanding Common Stock.

         The following table sets forth the number of shares of Common Stock owned by the Campbell Entities.

                                                                 Percentage of
Campbell                           Shares of                      Outstanding
Entity                             Common Stock                  Common Stock
---------                          ------------                  ------------

TC Management/4/                   1,186,000                         4.1

Windsor LP                         1,100,000                         3.8

TC Managed Account                    86,000                          .3


         Additionally, Mr. Campbell individually owns 51,000 shares of Common Stock, and a trust estate for the benefit of Mr. Campbell's children owns 30,000 shares of Common Stock (as to which Mr. Campbell disclaims beneficial ownership), representing an aggregate of approximately .3% of the outstanding Common Stock.

         The following table sets forth the number of shares of Common Stock owned by the Castroviejo Entities.

                                                                   Percentage of
Castroviejo                      Shares of                         Outstanding
Entity                           Common Stock                      Common Stock
---------                        ------------                      ------------

International Parallax            315,000                              1.1

Parallax LP                        15,000                              0.05


         (b) By reason of his position as sole officer, director and shareholder of Lexington Corp., Bradford Inc., and Bradmar Corp. (see Item 2), and his position as custodian for the Pension Plans, Mr. Apostolakis may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Apostolakis Entities. Pursuant to Rule 13d-4 promulgated under the Securities Act of 1934, as amended (the


--------
/4/ TC Management, as general partner of Windsor LP and manager of the TC Managed Account, may be deemed to beneficially own the shares directly owned by Windsor LP and the TC Managed Account

"Securities Exchange Act"), Mr. Apostolakis disclaims beneficial ownership of such shares.

         By reason of his position as managing general partner of TC Management, the general partner of Windsor LP and manager for the Managed Account (see Item
2), Mr. Campbell may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Campbell Entities. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act, Mr. Campbell disclaims beneficial ownership of such shares.

         By reason of his position as a general partner of TC Management, the general partner of Windsor LP, his position of president of manager of International Parallax and his position of general partner of Parallax LP, Mr. Castroviejo may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Campbell Entities and the Castroviejo Entities. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act, Mr. Castroviejo disclaims beneficial ownership of such shares.


ITEM 6 OF THE SCHEDULE 13D, "CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER," IS AMENDED TO ADD THE FOLLOWING NEW PARAGRAPH AT THE END THEREOF:

         Pursuant to the rules of the Securities and Exchange Commission relating to the filing of Statements on Schedule 13D, the Reporting Persons have executed an Agreement of Joint Filing with respect to this Schedule 13D. It is also understood that the Reporting Persons and Mr. Knott would share the cost of legal counsel in this connection. (See Item 4.)

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 23, 1998



                                                     /s/ James J. Apostolakis
                                                     --------------------------
                                                     Name:  James J. Apostolakis



                                                    /s/ David Ray
                                                    ---------------------------
                                                    Name:  David Ray


                                                    /s/ Bernard Marden
                                                    ---------------------------
                                                    Name:  Bernard Marden



                                                    /s/ Anthony R. Campbell
                                                    ---------------------------
                                                    Name: Anthony R. Campbell



                                                   /s/ Christopher Castroviejo
                                                   ----------------------------
                                                   Name: Christopher Castroviejo

SCHEDULE I IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:


                                                                      SCHEDULE I

                             TRANSACTIONS IN COMMON
                      STOCK OF COLUMBIA LABORATORIES, INC.
                          DURING THE PRECEDING 60 DAYS


Shares Purchased by James J. Apostolakis./6/

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

5/27/98                                  4,200                    $35,265.00
7/8/98                                   1,000                     $5,120.00
7/9/98                                   1,100                     $6,946.00
7/13/98                                  1,200                     $8,172.00

Shares Purchased by Lexington Corp.

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

7/13/98                                 3,000                     $20,430.00

Shares Purchased by Bradmar Corp.

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

7/10/98                                 2,000                     $14,500.00


Shares Purchased by Bernard Marden./7/

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

7/10/98                                55,400                    $387,800.00


Shares Purchased by Windsor Partners

                                    Number of
                                    Shares
Date                                Purchased                   Total Cost
----                                ---------                   ----------

6/16/98                                15,000                   $ 89,650.00
6/18/98                                 8,000                   $ 48,325.00
6/18/98                                52,700                   $305,685.00
7/7/98                                  2,700                   $ 14,699.50
7/14/98                                 8,000                   $ 53,665.00
7/14/98                                 2,000                   $ 13,645.00
7/14/98                                 3,500                   $ 25,242.50


Shares Sold by Windsor Partners

                                    Number of
                                    Shares
Date                                Sold                        Total Cost
----                                ---------                   ----------

6/17/98                                 8,100                   $ 48,605.11
6/17/98                                 6,900                   $ 41,404.35


--------
/6/ In addition to the listed purchases, on June 16, 1998 Mr. Apostolakis purchased 200 call options at $5.00 on the open market at a price of $1.625.

/7/ In addition to the listed purchases, on June 18, 1998 Mr. Ray purchased 200 call options at $7.50 on the open market for a price of $.75.